March 9, 2017
Sonny Oh Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On January 9, 2017, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A on behalf of the CMG Global Equity Fund (the “Fund”), a series of the Trust.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you via telephone to Joshua Hinderliter on February 24, 2017, except as indicated below. Your comments are summarized below, with corresponding responses following each comment. Please note that in responses discussing modifications to current disclosure, text that has been stricken-through represents deleted text, and underlined text represents added text. In addition, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Cover Page

1.	Comment: Please provide the appropriate disclosure following the approximate date according to Item 1(a) of Form N-1A.

Response: The following disclosure has been added:

Approximate Date of Proposed Public Offering: As soon as practicable

Fee Table (Summary Prospectus)

2.	Comment: If applicable, the sentence: “More information about fees and expenses is available from your financial professional and in How to Purchase Shares on page 33 of the Fund’s Prospectus and on page [ ] of the Fund’s Statement of Additional Information,” should be tailored to any sales charge discount rather than cross referencing to information about the fees.

Response: The applicable sentence has been deleted.

Sonny Oh

March 9, 2017 Page 2

3.	Comment: If the Registrant intends to offer these share classes as “clean share classes” (see Capital Group no-action letter); then you must disclosure prior to the fee table that brokers may pay commission on Class A and I shares, which is not currently displayed in the example.

Response: The Fund does not intend Class A and Class I shares to be “clean” shares.

4.	Comment: If applicable, please add the disclosure that an investor transaction in clean shares may be required to pay a commission to a broker, and that other share classes are available.

Response: Not applicable. Please see response to Comment 3.

Principal Investment Strategies (Summary Prospectus)

5.	Comment: If the following sentence is accurate: “The Fund may invest according to various investment styles (growth, value, momentum-based investing)” then additional disclosure is required to adequately address the various investment styles.

Response: The sentence in question has been deleted.

6.	Comment: Please disclose the appropriate percentages of what the Fund will invest in (e.g., how much equity v. fixed income v. underlying funds).

Response: The following disclosure has been provided:

While the Fund will normally hold a mix of both equity Underlying Funds and fixed income Underlying Funds, it is possible that the Fund, from time to time, may solely invest in either equity or fixed income Underlying Funds.

7.	Comment: Due to the fact that the prospectus states that the Fund can invest in companies of any size, please add more disclosure related to investments in mid and large-cap companies.

Response: Mid-size company risk has been added to the principal risk disclosure as follows:

Smaller and Mid Company Risk: Smaller and mid-sized companies may experience higher failure rates than do larger companies. Securities of smaller and mid-sized companies may trade less frequently and in smaller volumes than the securities of larger companies, which may disproportionately affect their market price.

The Registrant respectfully declines to make any further revisions regarding mid-size and large cap companies.

Sonny Oh

March 9, 2017 Page 3

8.	Comment: If the following language is accurate; “The Fund achieves its equity and fixed income market exposures principally through investing in exchange-traded funds (ETFs), open-end funds and closed-end funds” please confirm that AFFE is correctly stated in the fee table.

Response: The acquired fund fees and expenses line item the fee table has been revised to 0.20%.

9.	Comment: Please provide a supplementary explanation to the Staff regarding the fund of fund structure, to ensure compliance with section 12(d) of the 40 Act.

Response: The Fund intends to invest in other funds in accordance with Section 12(d)(1)(F) of the Investment Company Act.

10.	Comment: Rather than have the manager of manager exemption where it is, please move to Item 10 disclosure.

Response: The requested change has been made.

11.	Comment: Please confirm if the manager of manager exemptive order applies to just affiliated advisers, or to unaffiliated advisers as well.

Response: The manager of manager exemptive order applies to entering into and amending subadvisory agreements with unaffiliated subadvisers.

Principal Investment Risks (Summary Prospectus)

12.	Comment: “Portfolio Turnover Risk” – please either delete this disclosure or confirm that the Fund anticipates a high turnover risk for the upcoming fiscal year. If the latter is true, then make sure to provide disclosure to Item 16(e).

Response: The Fund expects to have a high portfolio turnover rate going forward. Disclosure has been provided to that effect in the Fund’s SAI pursuant to Item 16(e) as follows::

The Fund expects have a portfolio turnover rate that exceeds 100% in the future due to the change in chnages in subadvisers and principal strategies effective March 10, 2017.

Performance
13.	Comment: Please revise the following language to add disclosure about performance varying between Class A and I shares: “Returns for Class I shares, which are not presented, will vary from the returns for Class I shares.”

Response: The requested change has been made.

Sonny Oh

March 9, 2017 Page 4

14.	Comment: Please add disclosure that the table reflects performance under a different adviser and different principal investment strategy (either in the intro narrative paragraph or as a footnote).

Response: The following disclosure has been added:

The performance bar chart and table reflect the Fund’s performance under its previous subadviser and previous principal investment strategies.

Performance Table (Summary Prospectus)

15.	Comment: “The year-to-date return as of the most recent calendar quarter, which ended December 31, 2016, was (3.33)%.” Please make this a footnote to the bar chart. The year to date returns should be as of the most recent fiscal quarter, not calendar quarter. (if fiscal year not end in December)

Response: The requested change has been made.

Portfolio Managers (Summary Prospectus)

16.	Comment: Please clarity under Principal Investment Strategy and below, the roles of both adviser and sub-adviser and their role to the fund.

Response: The Registrant respectfully declines to revise the existing disclosure and notes that the following appears in the current disclosure:

The Fund’s adviser, CMG Capital Management Group (the “Adviser”), delegates execution of the Fund’s investment strategy to the Fund’s sub-adviser, Mauldin Solutions (the “Sub-Adviser”).

Principal Investment Risks (Statutory Prospectus)

17.	Comment: Please clarify what types of mutual funds are being referred to in the Temporary Investments disclosure.

Response: The disclosure in questions has been deleted.

Management (Statutory Prospectus)

18.	Comment: Please update the information in the following language, as more recent information is available: “As of September 30, 2016, the adviser had approximately $268.8 million in regulatory assets under management on a discretionary basis and provides investment consulting services for $239 million in assets. In sum, the adviser consults on investment management relationships consisting of $508 million in assets.”

Sonny Oh

March 9, 2017 Page 5

Response: The disclosure has been revised as follows:

As of December 31, 2016, the adviser had approximately $243.5 million in regulatory assets under management on a discretionary basis and provides investment consulting services for $205 million in assets. In sum, the adviser consults on investment management relationships consisting of $449 million in assets.”

19.	Comment: Please add disclosure related to the Board’s approval of the sub-adviser.

Response: The following disclosure has been added:

A discussion regarding the basis for the Board of Trustees’ approval of the subadvisory agreement between the Adviser and the Sub-Adviser will be included in the Fund’s annual report dated April 30, 2017.

How to Purchase Shares (Statutory Prospectus)

20.	Comment: Please reconcile the following language: “Class A shares are subject to a sales charge and pay an annual fee of up to 0.25% for distribution expenses pursuant to a plan under Rule 12b-1,” as this fee is not reflected in the fee table.

Response: The disclosure has been revised as follows:

Class A shares pay an annual fee of up to 0.25% for distribution expenses pursuant to a plan under Rule 12b-1.

21.	Comment: Per the previous comment, please reconcile the following language “Class A and I shares of the Fund are sold at NAV without an initial sales charge.”

Response: Current disclosure is accurate. There is no sales charge for Class A shares.

22.	Comment: Please update the “Promotional Incentives on Dealer Commissions” section to specifically reference Class A and I shares, as the section currently reads as a holdover from a previous prospectus.

Response: The disclosure in question has been deleted.

Tax Status, Dividends and Distributions (Statutory Prospectus)

23.	Comment: Please consider adding language for the 8% Medicare disclosure and about “buying a dividend” in accord with other Northern Lights funds.

Response: The Registrant respectfully declines to make the requested change.

Sonny Oh

March 9, 2017 Page 6

Frequent Purchases and Redemptions of Fund Shares (Statutory Prospectus)

26.	Comment: Please add risk disclosure related to the discretionary actions that may or may not be applied when someone has been identified as a market timer.

Response: The Registrant respectfully declines to make the requested change.

Back Page (Statutory Prospectus)

27.	Comment: CMG Mauldin Solutions Core Fund chart– for a more complete summary, please also include information for the sub-adviser.

Response: The Registrant respectfully declines to make the requested change.

Statement of Additional Information (“SAI”)

Cover Page

28.	Comment: Please update the date within the following language or explain why this date is cited: “This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the prospectus for CMG Long/Short Fund, CMG Mauldin Solutions Core Fund, CMG Tactical Bond Fund, CMG Global Macro Strategy Fund, and CMG Tactical All Asset Strategy Fund (each a "Fund", collectively the “Funds”) dated August 29, 2016.”

Response: The disclosure has been revised as follows:

This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the prospectus for CMG Mauldin Solutions Core Fund dated March 10, 2017, and the prospectus for CMG Long/Short Fund, CMG Tactical Bond Fund, CMG Global Macro Strategy Fund, and CMG Tactical All Asset Strategy Fund (each a "Fund", collectively the “Funds”) dated August 29, 2016.

Types of Investments

29.	Comment: Senior Securities - after the end of the list, add disclosure to explain the applicable 40 Act provisions as they pertain to senior securities.

Response: The Registrant respectfully declines to make the requested change.

Policies and Procedures for Disclosure of Portfolio Holdings

Sonny Oh

March 9, 2017 Page 7

30.	Comment: Please provide both the frequency and lag of information given to any person pursuant to 16(f) (i) or (ii); an example “Each Fund may choose to make available to rating agencies such as Lipper, Morningstar or Bloomberg more frequently on a confidential basis.” – if this process is in place, the Registrant should disclosure the frequency and lag of providing information to these agencies.

Response: The disclosure in question does not describe is not a regular practice of the Funds but rather addresses a potential situation whereby such information may be requested by such entities. Accordingly, the Registrant respectfully declines to revise the existing disclosure.

31.	Comment: Within the “Additions to List of Approved Recipients” section, please add disclosure as to whether they are subject to the duty to not trade on non-public information.

Response: Existing disclosure provides as follows (italics added):

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and not to make any securities transactions based on any material non-public information associated with the dissemination of such portfolio holdings.

Management
32.	Comment: In light of plain English, please break up the “Trustee Qualifications” section into paragraphs.

Response: The Registrant respectfully declines to make the requested change.

33.	Comment: Please insert age in lieu of year of birth in the Trustee and Officer table.

Response: The Registrant respectfully declines to make the requested change.

34.	Comment: Please breakout Interested Trustees in a separate table from Fund Officers.

Response: The Registrant respectfully declines to make the requested change.

35.	Comment: Please revise the footnotes to the Trustee compensation table for style (e.g., the ** footnote designation is missing).

Response: The requested change has been made.

Control Persons and Principal Holders

Sonny Oh

March 9, 2017 Page 8

36.	Comment: Update information as applicable, and provide disclosure for Item 18(a) as well as 18(c).

Response: No further disclosure is required pursuant to Item 18(a). The following disclosure have been added:

As of February 28, 2017, the Trustees and Officers, as a group, owned less than 1.00% of the Fund’s outstanding shares and less than 1.00% of the Fund Complex’s outstanding shares.

Investment Adviser and Sub-Adviser

37.	Comment: Please disclose the method for calculating all applicable sub-adviser fees.

Response: Such disclosure is not required as a result of the terms of the Adviser’s manager of manager’s exemptive order with respect to the Funds.

Other Services Providers

38.	Comment: Please provide more detail on what the “annual minimum fee” for GFS is, as well as what the “asset based fee” is.

Response: The Registrant respectfully declines to make the requested change.

Part C

39.	Comment: Please make sure all applicable exhibits are proper; i.e., all new sub-adviser exhibits agrees to Item 28(d) and Item 31.

Response: The relevant exhibits will be properly filed and accounted for in the descriptions found in Part C.

40.	Comment: With regard to NLD, please delete the qualifying clause “to the best of the registrant’s knowledge” as NLD is an affiliate.

Response: The requested change has been made.

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Sonny Oh

March 9, 2017 Page 9

The Trust has authorized me to convey to you that it acknowledges the following:

1.       Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.       The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3280.

Very truly yours,

/s/

cc: JoAnn M. Strasser